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                                                                 EXHIBIT (a)(10)

                                      AIMCO
                             AIMCO PROPERTIES, L.P.
                           c/o The Altman Group, Inc.
                            1275 Valley Brook Avenue
                           Lyndhurst, New Jersey 07071
                                 (800) 217-9608

                                December 16, 2003

                     AMENDED AND RESTATED OFFER TO PURCHASE
                          LIMITED PARTNERSHIP UNITS OF
                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
                           FOR $2.35 PER UNIT IN CASH


Dear Limited Partner:

         We have begun a tender offer to purchase limited partnership units of your partnership for $2.35 per unit. Our offer is being made pursuant to the enclosed Offer to Purchase, which sets forth all of the terms and conditions of the offer. Please carefully review the Offer to Purchase prior to making a decision whether or not to tender your interests. The offer is scheduled to expire at midnight, New York City time, on January 16, 2004, unless otherwise extended. You will not be required to pay any partnership transfer fees in connection with any sale of your units pursuant to our offer.

         If we purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. If you retain your units, you will continue to be a limited partner. However, you may not be able to liquidate your investment until the partnership terminates.

         As with any investment decision, there are benefits and detriments to you from accepting or declining our offer. The general partner of your partnership, U.S. Realty I Corporation, is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in any offer. The general partner believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors described in the Offer to Purchase.

         The general partner of your partnership is our affiliate. As a result, it has substantial conflicts of interest with respect to our offer. This conflict may affect the general partner's ability to reconcile our interests with those of the other limited partners, particularly in assessing the fairness of our offer price. We seek to purchase units at a low price, but you desire to sell units at a high price. In addition, your general partner is entitled to receive fees for managing the partnership and for certain transactions involving the partnership.

         If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions set forth in



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the letter of transmittal attached as Annex II to the Offer to Purchase. The signed acknowledgment and agreement and any other required documents should be sent to our Information Agent, The Altman Group, Inc., prior to the expiration of our offer. The address of the Information Agent for all forms of delivery is 1275 Valley Brook Avenue, Lyndhurst, New Jersey 07071.

         If you have any questions or require further information, please call the Information Agent, toll free, at (800) 217-9608.


                                           Very truly yours,



                                           AIMCO PROPERTIES, L.P.